Exhibit 99.1

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	MOKO Social Media Limited
ABN	35 111 082 485

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Hans de Back
Date of last notice	2 December 2014

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	1. Emrose BV (Director) 2. ABN AMRO Clearing Sydney Nominees Pty Ltd <Custodian A/c> (nominee holding) 3. Dutchman Capital Pte Limited (Director)
Date of change	11 December 2014

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held prior to change	Direct

•        6,000,000 Unlisted options with exercise price $0.10 and expiry date 28 November 2015

Indirect: Emrose BV

•        38,182,539 Fully paid ordinary shares

•        5,000,000 Listed Options (exercise price $0.05, expiry date 13 June 2015

•        5,000,000 Unlisted Options (Expiry:

•        30 July 2016, ex price $0.042)

•        400,000 Unlisted Options (Expiry: 28 November 2015, exercise price $0.10)

•        2,000,000 Unlisted Options (exercise price $0.19, expiry date 26 November 2016)

Indirect: ABN AMRO Clearing Sydney Nominees Pty Ltd <Custodian Account>

1,162,790 Fully paid ordinary shares

Indirect: Dutchman Capital Pte Limited

952,381 Fully paid ordinary shares

Class	Fully paid ordinary shares
Number acquired	1,454,546
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$200,000.08

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held after change	Direct

•       1,454,546 Fully paid ordinary shares

•        6,000,000 Unlisted options with exercise price $0.10 and expiry date 28 November 2015

Indirect: Emrose BV

•        38,182,539 Fully paid ordinary shares

•        5,000,000 Listed Options (exercise price $0.05, expiry date 13 June 2015

•        5,000,000 Unlisted Options (Expiry:

•        30 July 2016, ex price $0.042)

•        400,000 Unlisted Options (Expiry: 28 November 2015, exercise price $0.10)

•        2,000,000 Unlisted Options (exercise price $0.19, expiry date 26 November 2016)

Indirect: ABN AMRO Clearing Sydney Nominees Pty Ltd <Custodian Account>

1,162,790 Fully paid ordinary shares

Indirect: Dutchman Capital Pte Limited

952,381 Fully paid ordinary shares

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market trade – please refer to ASX announcement ‘Upcoming change of director’s interest’ on 2 December 2014 for further details.

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 3

Appendix 3Y

Change of Director’s Interest Notice

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 4	01/01/2011